UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November, 2015

Commission File Number: 001-37368

ADAPTIMMUNE THERAPEUTICS PLC

(Translation of registrant’s name into English)

101 Park Drive, Milton Park
Abingdon, Oxfordshire OX14 4RY
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐         No  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐        No  ☐

Other Events

On November 12, 2015,  Adaptimmune Therapeutics plc (the “Company”) published its UK Annual Report and Accounts (the “UK Annual Report”) for the year ended June 30, 2015 and distributed a notice of its annual general meeting (“AGM”), a form of proxy and its UK Annual Report to its ordinary shareholders. The notice of the AGM is attached as Exhibit 99.1 hereto and is incorporated by reference herein.  The UK Annual Report is available to download or to print in PDF form from the investor relations section of the Company’s website at www.adaptimmune.com. The information contained in the UK Annual Report shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, unless expressly set forth by specific reference in such a filing.

On or about November 17, 2015, Citibank, N.A., in its capacity as the depositary bank (the “Depositary”) for the Company’s American Depositary Shares (“ADSs”) will commence mailing notice materials and voting cards to ADS holders to enable ADS holders of record as of November 13, 2015 to instruct the Depositary to vote the ordinary shares represented by their ADSs. If the Depositary timely receives voting instructions from an ADS holder, it will endeavor to vote the ordinary shares (in person or by proxy) represented by the holder’s ADSs in accordance with the ADS holder’s voting instructions. The ability of the Depositary to carry out voting instructions may be limited by practical and legal limitations and ADS holders may not receive voting materials in time to enable them to return voting instructions to the Depositary in a timely manner.  The notice materials to be mailed by the Depositary to ADS holders will contain a link to the Company’s website where ADS holders can view and download the AGM notice distributed by the Company to its ordinary shareholders (which contains explanatory notes for the resolutions being voted on at the AGM) and the UK Annual Report.

Exhibits

99.1 Notice of Annual General Meeting dated November 12, 2015

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adaptimmune Therapeutics plc

	By:	/s/ Margaret Henry
	Name:	Margaret Henry
	Title:	Corporate Secretary

Date: November 12, 2015

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